United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

Principle	Best Practices	Adopted?	Explanation
1. Shareholders
1.1 Shareholding Structure	1.1.1 "the company’s capital stock must be composed solely of common shares"	Yes	Completion is not applicable under the terms of the Empresas.Net System.
1.2 Shareholders Agreements	1.2.1 "Shareholders' agreements must not bind the exercise of voting rights of any director or member of the supervisory and control bodies".	No

Since 2017, the Company has been implementing changes involving corporate reorganization and changes in corporate governance practices, with the aim of preparing it for a reality with no defined control.

Within this context, a shareholders' agreement by Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. – BNDESPAR ("Agreement") was entered into on 08.14.2017, of which the main terms are described in item 15.5 of the Company's Reference Form. On September 9, 2019, through an Adhesion Contract, Litela Participações S.A. joined the Agreement, becoming a signatory party.

The Agreement sets forth that the signatory parties may meet prior to the meeting of Vale's Board of Directors ("Prior Meeting"), to define the votes to be cast by the Directors appointed by them on certain matters.

Despite this forecast, an improvement in corporate governance can be noted by comparing the previously executed (and currently terminated) shareholders' agreement and the agreement in force, since the voting orientation for the members of the Board of Directors appointed by the shareholders signing the Agreement, in addition to being optional, covers only certain matters and not all matters submitted to Vale's Board of Directors (which represented a significant reduction in matters for consideration by the Board of Directors subject to prior meetings). Furthermore, it should be clarified that the signatory shareholders have not been having prior meetings. It is worth mentioning that, since the new agreement entered into force, there has been a decrease of approximately 90% of matters resolved at a Prior Meeting.

It is important to note that, notwithstanding the above, the Company's directors are subject to the obligations and duties set forth in the Brazilian Business Corporation Act (“Lei das Sociedades por Ações”), in particular, the duty of care, the duty of loyalty, the duty to inform, as well as the rules related to conflict of interests, and it falls to them to act in the best interest of the Company.

The Company continues with the process of evolving its governance model to adapt it to the new requirements of the Novo Mercado Regulation and also to prepare the Company for a new scenario after the expiration of said Agreement on 11.09.2020, through an efficient system that will ultimately tend to give greater independence to the Company's management and create more value for all shareholders.

1.3 Shareholders' Meeting	1.3.1 "The board should use the meeting to report the conduct of the company's business, so the management should publish a guide to facilitate and encourage participation in general meetings".	Yes	Completion is not applicable under the terms of the Empresas.Net System.
	1.3.2 "The minutes must enable the full understanding of the discussions held at the meeting, even if taken in the form of a summary of events occurred and contain the identification of the votes cast by the shareholders".	Yes	Completion is not applicable under the terms of the Empresas.Net System.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

1.4 Defensive measures	1.4.1 "the board of directors must make a critical analysis of the advantages and disadvantages of the defensive measure and their characteristics, and especially of the activation triggers and price parameters, if applicable, explaining them."	No

The defensive measures and especially their triggers were analyzed in the global scope of the corporate reorganization carried out in 2017, which took the Company to the Novo Mercado, so that the Bylaws currently in force provide that any person, shareholder or group of shareholders, who acquires or becomes, or has become the holder, for any reason, of shares issued by the Company in a quantity equal to or greater than 25% of the total common shares issued by Vale or of the total capital, excluding treasury stock, shall, within a maximum period of 30 days from the date of acquisition or from the event that resulted in the ownership of shares in a quantity equal to or greater than the limit stipulated above, hold or request the registration of, as the case may be, a tender offer for the totality of the common shares issued by the Company, observing the provisions of the applicable regulations of CVM, the regulations of B3 and the terms of Article 46 of the Company's Bylaws, and the exceptions expressly provided for in the Bylaws.

It should be clarified that the 25% trigger is in line with the practices observed in the Brazilian stock market, also respecting the scope and purpose of the corporate restructuring operation concluded in August 2017. Within this context, the Company's shareholders and the Board of Directors understood that a limit of 25% was suitable to make the OPA mandatory and then approved its inclusion in the Company's Bylaws.

	1.4.2 Clauses that prevent the removal of the measure from the bylaws, the so- called "entrenched clauses", must not be used.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
	1.4.3 "If the bylaws set forth that a tender offer for the acquisition of shares (OPA) is made whenever a shareholder or group of shareholders directly or indirectly reaches a significant interest in the voting capital, the rule for determining the offer price must not impose accrued premiums substantially above the economic or market value of the shares".	Yes

As provided in Article 46 of the Company's Bylaws, the minimum acquisition price in the OPA for each common share issued by the Company must be equal to the higher of ("Minimum Acquisition Price"): (i) the economic value determined in the appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the Company during the 60 trading days prior to the OPA; and (iii) 120% of the higher price paid by the acquiring shareholder in the 12 months preceding the achievement of relevant shareholding.

There is, therefore, no premium accrual above the economic value, and the premium of 20% on market value does not represent a substantial accrual, considering that it is within market parameters, according to analyzes performed by advisors under the corporate reorganization project that took place in 2017.

Notwithstanding the aforementioned, should the CVM regulations applicable to the OPA determine the adoption of a calculation criterion to determine the acquisition price of each company share in the OPA resulting in an acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated in accordance with CVM regulations must prevail in executing the OPA.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

1.5 Change of control	1.5.1 The Company's bylaws shall establish that: (i) transactions which set the direct or indirect disposal of controlling interest is to be accompanied by a tender offer for acquisition of shares (OPA) addressed to all shareholders at the same price and under the same conditions obtained by the selling shareholder; (ii) directors must express their views on the terms and conditions of corporate reorganizations, capital increases and other transactions that give rise to a change of control, and determine whether they ensure fair and equitable treatment for the company's shareholders.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
1.6 Statement of the management on the OPAs	1.6.1 The bylaws must provide for the board of directors to give its opinion regarding any OPA having as its subject matter shares or securities that are convertible or interchangeable into shares issued by the company, which must include, among other relevant information, management's opinion on possible acceptance of the OPA and on the economic value of the company.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
1.7 Income Allocation Policy	1.7.1 The company must prepare and disclose a policy for allocation of results defined by the board of directors. Among other aspects, such policy must provide for the periodicity of dividend payments and the benchmark to be used to define the respective amount (percentages of adjusted net income and free cash flow, among others).	Yes	Completion is not applicable under the terms of the Empresas.Net System.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

1.8 Government-controlled private companies	1.8.1 The bylaws shall clearly and precisely identify the public interest that justified the formation of a government-controlled private company, in a specific chapter.	Not applicable	Completion is not applicable under the terms of the Empresas.Net System.
	1.8.2 The board of directors must monitor the company's activities and establish policies, mechanisms and internal controls to determine the possible costs of serving the public interest and any compensation of the company or other shareholders and investors by the controlling shareholder.	Not applicable	Completion is not applicable under the terms of the Empresas.Net System.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

2. Board of Directors

2.1 Duties	2.1.1 The Board of Directors shall, without prejudice to other legal and statutory duties and to other practices set forth in this Code: (i) define business strategies, taking into account the impacts of the company's activities on society and the environment, aiming at the company's continuity and the creation of long-term value; (ii) periodically assess the company's exposure to risks and the effectiveness of risk management systems, internal controls and the compliance/integrity system, and approve a risk management policy consistent with business strategies (see chapter 4); (iii) define the company's ethical values and principles and ensure the company's transparency in its relationship with all stakeholders (see chapter 5); (iv) annually review the corporate governance system, seeking to improve it.	Yes

Item (i) – The Board of Directors is responsible for deliberating on the strategic guidelines and strategic plan of the company, considering social progress and respect for the environment, acting as guardian of the implementation of the approved strategy, as well as on policies of functional conducts embodied in the Code of Conduct and on the Company's institutional responsibility policies. In 2019, the Board of Directors met 03 times to address exclusively the Company's strategic plan, and in the year 2020, 04 meetings were held until the month of September to deal with this agenda.

Item (ii) – The Board of Directors is responsible for deliberating on the Company's corporate and financial risk policies proposed by the Board of Executive Directors. For this purpose, the Board of Directors counts on a permanent basis, on 05 statutory advisory committees: Operational Excellence and Risk Committee, Personnel and Governance Committee, Financial Committee, Audit Committee, and Sustainability Committee, to generally support it in assessing the effectiveness of processes and controls to identify, assess, monitor and manage complex risk events or that may have a significant impact on the Company. For information on the main competences of the Committees, see items 12.1 and 12.12 of the Company's Reference Form made available on CVM website. Moreover, the Company has other bodies and areas for the purpose of verification and monitoring of the Risk Management, such as the 1st Line of Defense (composed by the business, project, support and administrative areas of the Company), the 2nd Line of Defense (composed by the Internal Control, Risk and Compliance Executive Management and the 2nd Specialist Line of Defense, among which, stands out the Operational Risk, Health and Safety Board), the 3rd Line of Defense (composed by the Internal Audit and Reporting Channel), the Risk Executive Committee, the Board of Executive Directors and the Fiscal Council. Furthermore, the Extraordinary Independent Consulting Committee (“CIAE”) for Dam Safety was created in 2019 to assist the Board of Directors in (i) diagnosing the safety conditions of dams and dikes located in Brazil and used by the Company, with priority given to structures heightened by the upstream method and those located in the attention zone, management and mitigation of risks related to these dams, and in (ii) recommending measures to be taken to enhance the safety conditions of these dams. On March 11, 2020, the Board of Directors approved the maintenance and continuity of the activities of the Dam Safety CIAE until April 2021.

The guidelines and instructions for the risk management strategy are set out in the Company's Risk Management Policy, reviewed and approved by the Board of Directors on August 13th, 2020.

The Board of Directors regularly monitors, through Vale's Global Integrated Risk Map, the Company's main risks. Therefore, Vale seeks to have a clear vision of its main risks, acting on them in a systematic way through the adoption of protection or mitigation measures.

Item (iii) – The Board of Directors is responsible for "deliberating on policies of functional conduct based on ethical and moral standards embodied in the Company's Code of Ethics, to be observed by all managers and employees of the company, its subsidiaries and controlled companies, as well as to act as guardian of society's commitments related to respect for human rights."

The Company's main values and standards concerning to ethics and morals are formalized in the following documents:

(a)   Code of Conduct

(b)   Code of Ethical Conduct of Suppliers

(c)   Policy for Disclosure of Material Act or Fact and Trading of Securities

(d)   Policy for Transactions with Related Parties

(e)   Global Anti-Corruption Program based on 3 main documents: The Code of Conduct, the Global Anti-Corruption Policy, and the Global Anti-Corruption Manual (which details the rules set forth in the Policy). The said Program contains the rules, procedures and controls intended to prevent and detect the risk of corruption that the company is exposed to because of its activity and of the countries where it operates. Such rules are aligned to the best practices of the market, to the pacts of which the company is a signatory (Business Pact for Integrity and Against Corruption) and the anti-corruption laws applicable to Vale.

Such documents are available on the CVM website and at the link: http://www.vale.com/EN/investors/corporate-governance/policies/Pages/default.aspx, except for the Global Anti-Corruption Manual because it is for internal use only.

Item (iv)  It is incumbent upon the Company's Board of Directors “to act as guardian of the corporate governance model and practices, which include, but are not limited to, deliberations on changes in corporate governance rules, the accountability process, and the disclosure of information process”.

To efficiently fulfill this duty, the Company’s Board of Directors has the Personnel and Governance Committee for its advisory, which in practice carries out the annual review of the corporate governance system, aiming to (a) promote, monitor and watch over the evolution and effectiveness of the Company's governance model, ensuring that all initiatives are in line with best practices and in synergy; (b) evaluate and follow up on current standards, regulations and recommendations, as well as market practices and trends that may impact on the Company's activities regarding the corporate governance; and (c) evaluate the proposals for changes to the Company’s corporate governance documents. In 2019 and 2020, this Committee monitored the Company's governance evolution program on a quarterly basis, by means of the mapped initiatives.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

2.2 Composition of the Board of Directors	2.2.1 The bylaws shall establish that: (i) the board of directors shall be composed of a majority of external members, with at least one third of independent members; (ii) the board of directors shall evaluate and annually disclose who are the independent directors, as well as indicating and justifying any circumstances that might compromise their independence.	No

Composition of the Board of Directors (item i)

The Company's Bylaws does not have a provision stating that the Board of Directors must be composed mostly of external members, nor is there any provision stating the obligation to have at least one-third of independent members.

It should be further clarified that the number of independent members, although not representing a third of the members of the Board of Directors, is in compliance with the percentages required by the Novo Mercado Regulation at B3.

Vale continues with the process of evolving its governance model, to adapt it to the new requirements of the Novo Mercado regulations, to the increase in investor demands and to prepare Vale to become a company without defined control, considering the fact that the Shareholders' Agreement will expire in November 2020, with no provision for renewal. The Board has led initiatives to promote changes in cultural aspects and has taken measures to further strengthen Vale's governance to ensure an appropriate transition. Currently, Vale’s Board of Directors is composed of more members with experience in mining or related industry, with expertise in sustainability and governance, and has three independent members. In addition, after the termination of the Shareholders’ Agreement, Vale's Board of Directors will be able to have more members to fulfill the independence requirements, as they will not have their votes linked to any agreement among other objective requirements provided for in the Novo Mercado Regulation.

Statement of the Board of Directors about its Composition (item ii)

There is no statutory provision for the annual periodic evaluation of the status of independent member or the obligation to indicate any circumstance that may compromise independence. The condition of independence of the current independent members of the Board of Directors, elected at the Ordinary and Extraordinary Shareholders' Meeting held on April 30th, 2020, was verified by means of a statement made in this regard by the candidates, towards meeting the requirements of independence, and there is no specific evaluation of the Board of Directors in this regard.

The Company clarifies that it will adapt its practices, respecting the terms and deadlines provided for in article 17 of the Novo Mercado Regulation, so that the Board of Directors may formally express its opinion on the characterization of the nominee to the body as an independent director.

	2.2.2 The board of directors shall approve an nomination policy establishing: (i) the process for the nomination of members of the board of directors, including an indication of the participation of other corporate bodies in said process; (ii) that the board of directors shall be composed taking into consideration the availability of time for its members to perform their duties and the diversity of knowledge, experience, behavior, cultural aspects, age group and gender.	Yes

In July 22nd, 2020, Vale's Nomination Committee was created. This Committee is to advise the company's Board of Directors so that the Company benefit from the plurality of arguments and a quality and safe decision-making process, in compliance with laws, ethical principles and corporate governance best practices.

On September 10, 2020, on the recommendation of the advisory bodies, the Board of Directors approved Vale's Nominating Policy, which establishes principles, criteria and procedures to guide the choice of directors for the positions of members of the Board of Directors, of the Advisory Committees and the Board of Executive Directors, and of Directors with direct reporting to the Chief Executive Officer and to the Chief Compliance Officer, in line with the best corporate governance practices and applicable legislation. The Nomination Policy describes the minimum qualifications to occupy the position of member of the Board and Committees, and of the Executive Board, in addition to the following characteristics and competencies: (i) outstanding professional experience; (ii) strategic vision; (iii) availability of time to exercise the role; (iv) communication skills; and (v) the ability to work as a team.

The bylaws of the Nomination Committee and the full Policy can be found at www.vale.com.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

2.3 Chairman of the board	2.3.1 The chief executive officer must not accumulate the position of chairman of the board of directors.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
2.4 Evaluation of the board and directors	2.4.1 The company must implement an annual process for evaluating the performance of the board of directors and its committees, such as collective bodies, the chairman of the board of directors, the directors, considering them individually, and the governance secretary, if any.	Yes

The Board of Directors carries out an annual performance evaluation, with the support of the Personnel and Governance Committee for analysis and recommendation of the evaluation methodology, including any improvements. The Advisory Committees also carry out the annual performance self-assessment, which result must be sent to the Board of Directors. The Chairman of the Board of Directors will be responsible for coordinating the annual evaluation process and can count on the support of external consultants in such process.

In 2019, with the support of the Personnel and Governance Committee, Vale hired an external consultant to coordinate the self-assessment surveys and to develop the evaluation process of the effectiveness the Board of Directors and Advisory Committees (excluding Independent Extraordinary Advisory Committees), as collegiate bodies and individually on the performance of their members, including the Chairman of the Board of Directors. The scope of the evaluation covers the clarity of the roles and responsibilities of each body, its effective functioning in terms of content and dynamics, which contributes to the execution of the Company's objectives, in addition to highlighting opportunities for improvement and providing feedback to members.

In the dimension of processes and support structure, the Corporate Governance Secretariat was also assessed as part of its role to improve and ensure the execution of the various processes associated with the smooth functioning of the Board and the Committees, as well as in their connection with the organization.

The 2020 assessment will be carried out in the last quarter and will follow similar patterns to the 2019 assessment.

2.5 Succession planning	2.5.1 The board of directors must approve and keep up to date a succession plan for the chief executive officer, whose preparation must be coordinated by the chairman of the board of directors.	Yes

The Company has a process for the approval of succession plans for the organizational positions of Executive Officers and Chief Executive Officer, in which the successors for the main leadership positions are discussed and validated, at which time actions are identified to ensure quality, feasibility and optionality, according to good practice. In addition to identifying names, it also focuses on developing the current profiles, reinforcing robustness for succession alternatives. The review with candidates mapped to positions is taken for evaluation of the Personnel and Governance Committee, which submits it for approval by the Board of Directors in the first quarter of the following year.

It should be mentioned that, in 2019, due to developments related to the rupture of the Dam at Córrego do Feijão Mine, the Board of Directors triggered the previously discussed interim plan and appointed, on March 02nd, 2019, Mr. Eduardo de Salles Bartolomeo as Acting Chief Executive Officer, who was effectively confirmed as Chief Executive Officer by the Board of Directors on 04/29/2019. –

The current Sucession Plan was approved by the Board of Directors on September 10, 2020, with the favorable opinion of the Committee on Personnel and Governance and will be followed every six months.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

2.6 Integration of new directors	2.6.1 The company shall have a previously structured program for integrating new members of the board of directors, so that the said members are introduced to the key people of the company and its facilities and which addresses essential issues for the understanding of the company's business.	Yes

To integrate new members of the Board of Directors and update the entire Board of Directors, Vale's Corporate Governance Secretary regularly promotes an integration program, training and visits that involves: (a) holding a continuous and structured training in mandatory and flexible modules, with the support of Executive Officers and internal and external specialists in several areas of the Company, for an institutional view and an overview of strategic issues for the Company and also to inform the new member about issues that are essential for understanding the culture, values, organizational structure, business and segments, and the Company's main challenges; and (b) technical visits by its members to the Company's operational areas in Brazil and abroad, to keep them in touch with the local leadership and updated on all critical business issues in their day-to-day routines.

In 2019, the Board of Directors:

•      Spent 78 days in training sessions and field trips.

•      Held 5 meetings to discuss Vale’s multiannual strategic planning, anticipating the guidelines.

In 2020, until the month of September, 4 meetings were held to discuss strategic planning multiannual of the Company. In view of the decree of the new coronavirus pandemic (COVID-19), the training sessions and field trips were suspended.

2.7 Compensation of directors	2.7.1 The compensation of the members of the board of directors must be proportionate to the duties, responsibilities and time devoted. There must be no compensation based on participation in meetings, and the variable compensation of the directors, if any, must not be linked to short-term results.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
2.8 Internal regulations of the board of directors	2.8.1 The board of directors must have an internal regulation, which governs its responsibilities, duties and operating rules, including: (i) the duties of the chairman of the board of directors (see 2.3); (ii) the rules for replacing the chairman of the board in his/her absence or vacancy; (iii) the measures to be taken in situations of conflict of interest; and (iv) the definition of what is considered adequate preparation time regarding receiving the materials for discussion at meetings, and reading said material thoroughly.	Yes	Completion is not applicable under the terms of the Empresas.Net System.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

2.9 Meetings of the board of directors	2.9.1 The board of directors must establish an annual schedule with the dates of ordinary meetings, which must not be less than six nor greater than twelve and call special meetings whenever it deems them necessary. This schedule shall provide for an annual thematic agenda with relevant subjects and dates of discussion.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
	2.9.2 Board meetings must regularly provide for exclusive sessions for external directors, without the presence of executive officers and other guests, for alignment of external directors and discussion of issues that may create embarrassment.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
	2.9.3 The minutes of the meeting of the board must be clearly drafted and record the decisions taken, persons in attendance, the dissenting votes and the abstention from voting.	Yes

The minutes of the meetings of the Company's Board of Directors record the persons in attendance, the matter submitted for consideration, the decisions taken and, if applicable, dissenting votes and abstentions.

It should be clarified that the Internal Regulations of the Board of Directors of the Company provide that the minutes of the meetings must be clearly drafted, register attendance, presentations made, all decisions taken and abstention from voting due to conflicts of interest. Although the Internal Regulations of the Board of Directors do not expressly provide for the registration of dissenting votes, the Company's practice is to mention the dissenting vote in the minutes.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

3. Statutory

3.1 Duties	3.1.1 The executive board shall, without prejudice to its legal and statutory duties and other practices set forth in this Code: (i) implement the risk management policy and, whenever necessary, propose to the board possible needs for review of this policy, as a result of changes in the risks to which the company is exposed (see 2.1.1 (ii) and chapter 4); and (ii) implement and maintain effective mechanisms, processes and programs for monitoring and disclosing financial and operating performance and the impacts of the company activities on the society and the environment (see Chapter 5).	Yes	Completion is not applicable under the terms of the Empresas.Net System.
	3.1.2 The executive board shall have its own internal regulations establishing its structure, its functioning and its roles and responsibilities.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
3.2 Appointment of directors	3.2.1 There shall be no reserve of positions on the executive board or management positions for direct appointment by shareholders.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
3.3 Evaluation of the chief executive officer and executive board	3.3.1 The chief executive officer shall be evaluated annually in a formal process conducted by the board of directors based on the verification of the achievement of the financial and non-financial performance goals established by the board of directors for the company.	Yes

The Chief Executive Officer, the members of the Board of Executive Directors, and other Directors directly reporting to the CEO are evaluated annually in a formal process carried out by the Board of Directors, according to their performance, based on objective and qualitative goals derived from the strategic planning and annual budget approved by the Board of Directors. To this end, the Board of Directors annually approves, with the support of the Personnel and Governance Committee, the goals panel applicable to executives and deployed to the rest of Vale’s employees. The monitoring of goals is conducted by the Personnel and Governance Committee, with the support of the Personnel Department, and the assessment is performed on an annual basis by the Company's Board of Directors.

For 2020, the Board of Directors approved a goal’s panel that seeks to continue the work developed by the Board of Executive Directors in 2019, mainly with regard to strengthening risk management and the continuity of reparation actions.

In addition, from 2020, the Company adopted metrics even more focused on socially responsible issues (Environmental, Social and Governance or “ESG”) for the short- and long-term variable remuneration of its managers, seeking to strengthen the strategic pillars of Safety & Operational Excellence and the New Pact with Society, increasing the visibility of the Company's commitment to the ESG theme.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

	3.3.2 The results of the evaluation of the other officers, including the chief executive officer's proposals regarding the goals to be agreed upon and the permanence, promotion or dismissal of executive officers in their respective positions, shall be submitted, analyzed, discussed and approved at a meeting of the board of directors.	Yes

See clarifications provided in item 3.3.1 of this Report.

On January 23rd, 2020, the Board of Directors, with support from the Personnel and Governance Committee, analyzed and discussed the individual behavioral assessments of the Chief Executive Officer, Executive Officers, and other Officers reporting directly to the Chief Executive Officer, and approved the final determination of the individual goals’ panel of these, relative to the performance of 2019.

3.4 Compensation of the executive board	3.4.1 The compensation of the executive board must be set by means of a compensation policy approved by the board of directors through a formal and transparent procedure that takes into consideration the costs and risks involved.	Yes

The Board of Directors distributes the annual global compensation set by the Annual Shareholders' Meeting among the members of the Board and the members of the Board of Executive Directors. The Board counts on the support of the Personnel and Governance Committee to evaluate the model for compensation of members of the Board of Executive Directors and the proposal of distribution of the annual global budget for the compensation of managers. This Committee constantly monitors the main practices, trends, and conditions prevailing in the market, the competitive environment and the relativity of this group's remuneration, and considers as one of the main pillars of the design of the remuneration proposal the establishment of goals linked to the Company's sustainable performance and returns to its investors.

In 2019, the Board of Directors consolidated into a policy the general guidelines and rules for defining the model and management of the remuneration of Vale’s Board of Executive Directors

Vale’s Compensation Policy has the following principles:

•     Align the priorities and efforts of the executives to the shareholders’ view, constantly seeking balance in relations with stakeholders.

•      Leverage and reward the generation of value and sustainable results, with a long-term perspective, considering Vale’s vision of leading the transition to a low carbon economy, generating social progress and respect for the environment.

•      Reinforce meritocracy, differentiation, and other forms of encouraging performance overcoming, balanced with good management and mitigating business risks.

•      Align Vale’s remuneration practices with the best international governance practices.

•      Promote clarity and simplicity.

•      Provide competitive remuneration to attract and retain highly trained executives in the global talent market, preserving adequate levels of remuneration in view of market practices.

The Policy provides that the members of the Board of Executive Officers are entitled to (i) fixed compensation, including pro-labor and direct and indirect benefits, (ii) variable compensation, including bonuses, (iii) compensation based on in shares, among other benefits.

It should be noted that the compensation components described above are evaluated annually, based on surveys of the compensation of the international peer group and can be readjusted when applicable, aiming at maintaining the competitiveness of the package offered to its executives.

It is important to highlight that the Policy establishes the application of the Malus clause, which provides for the possibility of reducing or eliminating, by resolution of the Board of Directors, with the support of the Personnel and Governance Committee, the payment of variable compensation for Executive Officers, upon the occurrence of exceptional events.

It should be noted that, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries.

For more information on the compensation of Officers, see item 13 of the Company's Reference Form.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

3.4.2 The compensation of the Executive Board shall be linked to results, with medium- and long-term goals clearly and objectively related to creating long-term economic value for the company.	Yes	See clarifications provided in item 3.3.1 of this Report.
3.4.3 The incentive structure must be aligned with the risk limits defined by the board of directors and prohibit the same person from controlling the decision-making process and its respective oversight. No one must decide on his/her own compensation.	Yes

The annual compensation proposal is prepared with the support of the Personnel and Governance Committee based on the Compensation Policy and market principles, taking into account the responsibilities of managers, the time devoted to their duties, their professional competence and reputation, and the value of their services in the market, the short and long term strategy, its return to shareholders, and the sustainability of its business. The compensation goals are defined and approved annually by the Board of Directors, under the premise of generating a relevant impact in the short and long terms, balancing performance and potential risks and being intrinsically related to the strategy and the annual budget.

The Personnel and Governance Committee makes recommendations to the Board of Directors regarding the annual aggregate compensation of the Executive Officers. The Board of Directors deliberates and submits the proposal for approval, on an aggregate basis, by the Annual Shareholders' Meeting, under the provisions of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the Personnel and Governance Committee, to distribute it among its members and the Board of Executive Directors.

Furthermore, as shown above, the Company's Board of Executive Directors is not responsible for approving its compensation, nor is it responsible for establishing goals and parameters for purposes of determining their variable compensation.

12

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

4. Supervisory and Control Bodies
4.1 Audit committee	4.1.1. The statutory audit committee shall: (i) have, among its duties, the duty to advise the Board of Directors on the monitoring and control of the quality of the financial statements, internal controls, risk management and compliance; (ii) be composed mostly of independent members and coordinated by an independent director; (iii) have at least one of its independent members with proven experience in the accounting-corporate, internal control, financial and audit areas, cumulatively; and (iv) have its own budget for hiring consultants for accounting, legal or other matters, when the opinion of an external expert is necessary.	Yes

On April 30th, 2020, an amendment to the Bylaws was approved to, among others, establish the rules of composition, powers and operation of the Audit Committee, an advisory body linked to the Board of Directors.

The Audit Committee is an advisory body to the Board of Directors, whose purposes are to supervise the quality and integrity of financial reports, compliance with legal, statutory and regulatory rules, the adequacy of risk management processes and the activities of internal and independent auditors.

The Internal Rules establish that the Audit Committee has, among others, the following duties: (i) to supervise the activities of the independent auditors in order to evaluate (i.a) their independence, (i.b) the quality of the services provided; and (i.c) the adequacy of the services provided to the Company’s needs; (ii) to recommend to the Board the hiring or dismissal of independent auditors for the preparation of an independent external audit or for any other service, giving an opinion on their fees, and to evaluate the results of the services provided by them.

The Committee has operational autonomy and budget allocation, and may determine the hiring of services from lawyers, consultants and analysts, as well as other resources that are necessary for the performance of its functions, in compliance with the Company's internal policies and rules and the Committee's budget, approved by the Board of Directors.

For further information on the Audit Committee, see item 12 of the Company's Reference Form and the Internal Rules of the Committee available on the CVM website and at the link http:// http://www.vale.com/brasil/en/investors/information-market/annual-reports/reference-form/pages/default.aspx.

4.2 Fiscal Council	4.2.1 The fiscal council shall have its own internal regulation describing its structure, its functioning, work program, its roles and responsibilities, without hindering the individual performance of its members.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
	4.2.2 The minutes of the meetings of the fiscal council shall follow the same rules for disclosure of the minutes of the board of directors.	Yes	Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.

Base date for the information: 09/30/2020

4.3 Independent Audit	4.3.1 The company shall establish a policy for hiring non-audit services from its independent auditors, approved by the board of directors, prohibiting the hiring of non-audit services that could compromise the independence of auditors. The company shall not hire as an independent auditor anyone who has performed internal audit services for the company less than three years previously.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
	4.3.2 The independent audit team must report to the board of directors, by means of the audit committee, if any. The audit committee shall monitor the effectiveness of the work of the independent auditors, as well as their independence. It must also evaluate and discuss the annual work plan of the independent auditor and refer it to the Board of Directors for consideration.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
4.4 Internal audit	4.4.1 The company must have an internal audit area directly linked to the board of directors.	Yes

As provided for in the Company's Bylaws, Vale's Board of Directors is responsible for, among others: (i) appointing and dismissing the person in charge of the Compliance Department, an area that integrates the Integrity, Internal Audit and Whistleblower Channel activities, and that reports directly to the Board of Directors; and (ii) deliberating on the policies and the annual plan for internal auditing of Vale, proposed by the person in charge, as well as taking knowledge of its reports and determining the adoption of necessary measures with the assistance of the Audit Committee.

The Internal Audit has its own Regulations and a Policy that establishes the general principles and guidelines for the execution of its work, both approved by the Board of Directors. In addition to reporting periodically to the Audit Committee, it also maintains a monthly agenda with the Fiscal Council.

Every year, the Internal Audit structure is evaluated and, as the case may be, reviewed, using risk-based methodology and the relevance of the operations to ensure the adequacy of the team to the size and complexity of Vale. Its performance is global and has teams in several locations.

	4.4.2 In case of outsourcing of this activity, the internal audit services must not be performed by the same company that provides audit services for the financial statements. The company must not hire for internal auditing anyone who has performed independent auditing services for the company less than three years previously.	Yes	Completion is not applicable under the terms of the Empresas.Net System.

4.5 Risk management, internal controls and integrity/compliance	4.5.1 The company shall adopt a risk management policy, approved by the board of directors, which includes the definition of the risks against which protection is sought, the instruments used for this purpose, the organizational structure for risk management, the evaluation of the suitability of the operating structure and internal controls to verify its effectiveness, in addition to defining guidelines for establishing acceptable limits for the company's exposure to these risks.	Yes

The Risk Management Policy was reviewed by the Board of Directors on August 13th, 2020. This policy is public, available at www.vale.com, and provides Vale's governance structure, based on the Lines of Defense model, detailing its roles and responsibilities, and the instruments used for risk management, such as the Risk Map and Matrix.

The Risk Management Policy establishes the guidelines and directions for global integrated risk management and is based on the following principles and guidelines: (i) to support the strategic planning, budget and sustainability of the Vale System’s business; (ii) to strengthen the capital structure and asset management of the Vale System, inserting the concepts and criteria for risk-based management in the operation and maintenance of assets and logistics modals; (iii) to strengthen Vale's governance practices based on the concept of lines of defense; (iv) to adopt the concepts of ISO 31000, ISO 55000 and COSO-ERM as reference in risk management. For Operational Safety, adopt RBPS (Risk Based Process Safety) as the operational safety management system; (v) to measure and monitor the potential risks of the Vale System in a consolidated manner, considering the effects of diversification, when applicable, of its business portfolio; (vi) to establish an specialized structure for independent and dedicated action, as the 2nd Line of Defense Specialist, in the assessment of potential operational risks, including geotechnical risks; (vii) to assess the impact on the map and risk tolerance of the Vale System when deciding on new investments, acquisitions and divestments.

Based on the above mentioned governance, risk and compliance policy and organization structure, together with the business, project, support and administrative areas, the Company seeks protection for the main risks that may adversely and significantly impact the objectives set by the Company's senior management, its reputation, as well as its financial and operating results.

The main risks are monitored periodically, as well as the effectiveness of their key prevention/mitigation controls and the execution of their treatment strategies. Thus, Vale seeks to have a clear vision of its main risks, acting on them in a systematic way through the adoption of protection or mitigation measures. At least once a year or when requested, the themes of the Integrated Risk Map must be evaluated and validated by Vale's Board of Directors, upon recommendation of the Executive Board, and may be maintained, reviewed, excluded or added.

	4.5.2 It is incumbent upon the board of directors to ensure that the executive board has internal mechanisms and controls to know, evaluate and control risks, to keep them at levels that are consistent with the limits set, including the compliance/integrity program, with a view to complying with laws, regulations and external and internal standards.	Yes

The Company's Bylaws provide that the Board of Directors is responsible for “deliberating on the Company's corporate and financial risk policies proposed by the Executive Board.” It is also worth mentioning that the said Bylaws expressly provide for the Executive Board to: “prepare and propose to the Board of Directors the company's financial policies and execute the approved policies” and “prepare and propose to the Board of Directors the Company’s institutional responsibility policies, such as the environment, health, safety and social responsibility of Vale and implementing the approved policies.”

The Company has an operational structure for verification and monitoring of policy and internal controls, with the Board of Directors being the body responsible for approving Vale's risk policies. The Board of Directors has advisory committees which, in general terms, are responsible for overseeing the scope of action and effectiveness of business risk management by the Executive Board, in line with the guidelines established by Vale’s Board of Directors.

On a permanent basis, they are: the Financial Committee, the Sustainability Committee, the Operational and Excellence and Risk Committee, the Personnel and Governance Committee, and the Audit Committee (installed in March 2020). And, on a non-permanent basis, the Extraordinary Independent Consulting Committee for Dam Safety (“CIAE-SB”). In addition, Vale has Executive Business Risk Committees (to support the Executive Board), the Executive Board and the Fiscal Council.

It is worth mentioning that throughout 2019 and 2020, the Board of Directors, with the support from the Committees and the Executive Board, adopted several measures to further strengthen risk-related governance. Among these measures, the most recently implemented were the following:

•      Extension of the CIAE-SB’s term of operation until April 2021;

•      New Risk Policy was defined and approved by the Board, and the last revision being dated August 13th, 2020.

•      Risk Executive Committee, to support the Executive Board, was dismembered into 5 (five) Committees, with different scopes of activity, allowing greater focus on: Operational Risks, Geotechnical Risks, Strategic, Financial and Cyber Risks, Compliance Risks and Sustainability and Reputation Risks.

•      In June 2019, the second line of defense was strengthened with the new Officer for Safety and Operational Excellence. The new Board acts independently of the operations and has the authority to close any unit whenever it deems necessary.

•      Establishment of the Audit Committee, in March 2020, which supervises the Compliance Board (also created in 2020), an area that integrates the activities of Integrity, Internal Audit and Whistleblower Channel which carry, in compliance with their respective areas of operation, evaluations, inspections, through the execution of control tests and verification of reports, providing impartial assurance, including on the effectiveness of management and risk prevention, internal controls and compliance.

•     The Compliance and Risk Committee became the Operational Excellence and Risk Committee, after statutory reform approved by the Ordinary and Extraordinary Meetings of Shareholders held on April 30, 2020, strengthening its competencies to evaluate the management of corporate risk, absorbing the functions associated with the monitoring of operational risks, including geotechnical risks. The attributions related to compliance were transferred to the Statutory Audit Committee.

	4.5.3 The executive board must assess, at least once a year, the effectiveness of the policies and risk management systems and internal controls, as well as the compliance/integrity program, in addition to reporting to the board of directors on such assessment.	Yes

The risk management and internal controls process and structures in place seek the effectiveness of risk management and internal controls policies and systems, as well as the integrity/compliance program, ensuring that they are evaluated frequently.

The Executive Board is responsible for providing, by means of human and financial resources and of any nature, through deliberations under its jurisdiction, the necessary support so that the 1st and 2nd Lines of Defense act to reduce or eliminate risks classified in the Risk Matrix, at the unacceptable level, and to ensure that the risks of continuous monitoring level have effective controls and action plans.

The Executive Board for its advice regarding risks and the integrity program, counts on:

•  Business Risk Executive Committees divided into 5 (five) committees with distinct scope of action: (i) Operational Risks, (ii) Geotechnical Risks, (iii) Strategic, Financial and Cyber Risks, (iv) Compliance Risks and (v) Sustainability and Reputation Risks.

•  Conduct and Integrity Committee (former Ethics Committee) to promote the continuous improvement of Vale's Ethics conscience, through revision of guidelines and coordination of communication and training actions on themes related to the Code of Conduct and the company's Global Anti-Corruption Program.

•  Executive Management of Process, Risk and Internal Controls Governance, which evaluates the controls environment at the entity level in order to ensure the governance of the Company's business risk management.

Throughout 2019, the Compliance and Risk Committee (whose name was changed in April 2020 to the Operational Excellence and Risk Committee), an advisory body linked to the Board of Directors (see item 4.5.2) met 14 times and based on the Risk Matrix and the Integrated Global Risk Map, analyzed how Vale manages its main plans for risk mitigation, crisis management and business continuity. In addition, it followed the development of the Corporate Integrity Program to identify potential weaknesses with the support of external evaluations to compare internal and market practices. Until September 2020, this Committee met 15 times, between exclusive sessions and joint sessions with other bodies.

The Board of Directors also observed the need to further intensify the agenda of risks, especially operational and geotechnical risks (measures mentioned in item 4.5.2).

In addition, the Board of Directors reviewed Vale's Risk Management Policy on three occasions, on July 31, 2019 and November 26, 2019, and lastly on August 13, 2020 (in effect).

5. Ethics and Conflict of Interest
5.1 Code of conduct and reporting channel	5.1.1 The company shall have a conduct committee, endowed with independence and autonomy and directly linked to the board of directors, in charge of implementing, disseminating, training, reviewing and updating the code of conduct and the reporting channel, as well as conducting investigations and proposing corrective measures related to breaches of the Code of Conduct.	Yes

The Conduct and Integrity Committee of Vale S.A. is a collegiate and independent body established by the Board of Directors to act, in a deliberative and consultative manner, in the improvement and revision of guidelines, such as the Code of Conduct and internal policies, of Vale’s ethical conscience through training and dissemination, and in ensuring equity in the treatment of violations of the ethical standards identified by the company's Inspection and Control Governance. The Conduct and Integrity Committee is composed by the Director of Audit, the People Director, the General Counsel, the Corporate Integrity Executive Manager and the responsible person for the Whistleblower Channel. Other professionals may participate in the meetings as ad hoc consultants, according to the needs of the topic under discussion. The Code of Conduct is an active document which review is under the responsibility of the Conduct and Integrity Committee and is coordinated by the Compliance Department.

As part of the Company's integrity system, the Company maintains practical mechanisms (Whistleblower Channel) for receiving, retaining, and handling information and internal and external complaints, including on accounting issues, internal controls and auditing, as described in Vale’s Audit Committee regulation.

The Whistleblowing Channel is part of the company's Compliance Department, which reports directly to the Board of Directors and is supervised by the Audit Committee, with independence and autonomy, in addition to a sufficient budget for the exercise of its functions. The Whistleblowing Channel is responsible for receiving, organizing, handling, and concluding the complaints received, ensuring the anonymity and non-retaliation of complainants. The receipt of complaints is made through an independent contractor and the coordination of the investigation of complaints is made by the Company's internal team.

As a result of the investigation of complaints, Vale has already removed managers and employees of different levels and implemented corrective measures and improvements to the processes.

5.1.2 The code of conduct, prepared by the board, with support from the conduct committee, and approved by the board of directors, must: (i) discipline the company’s internal and external relations, expressing the expected commitment of the company, its directors, officers, shareholders, employees, suppliers and stakeholders with the adoption of adequate standards of conduct; (ii) manage conflicts of interest and provide for the abstention of the member of the board of directors, the audit committee and/or the conduct committee, if any, which, as the case may be, is in conflict; (iii) clearly define the scope and coverage of the actions aimed at investigating the occurrence of situations understood as performed with the use of privileged information (e.g.: use of privileged information for commercial purposes or to obtain advantages in the trading of securities); (iv) establish that ethical principles motivate the negotiation of contracts, agreements, proposals to amend the bylaws, as well as the policies that guide the entire company, and establish a maximum value for the goods or services of third-parties that managers and employees can accept free of charge or favored.

		Yes	Completion is not applicable under the terms of the Empresas.Net System.
	5.1.3 The reporting channel must be endowed with independence, autonomy and impartiality, having in place operating guidelines defined by the executive board and approved by the board of directors. It must be operated independently and impartially and guarantee the anonymity of its users, in addition to promoting, in a timely manner, the required investigations and measures. This service may be provided by a third party of renowned capability.	Yes

Vale has an independent Whistleblower Channel, which is managed by the Company's Whistleblower Channel team, which reports directly to the Compliance Director which is supervised by the Audit Committee and assigned to the Board of Directors. The allegations are received via an independent, outsourced company, and the coordination of the investigation of the allegations is made by the team of the Whistleblower Channel team, which is composed of professionals with various competencies and backgrounds who assist in the judgment and conduct of the investigations made by the area, in an independent and impartial manner, including the guarantee of anonymity and confidentiality of the users and complainants who prefer not to identify themselves, as well as the guarantee of no retaliation.

Violations of the Code of Conduct, other policies, rules, procedures and guidelines of Vale subject violators to consequences, which include verbal or formal warning, suspension or dismissal. Disciplinary measures are applied considering the type of violation and its severity, the guidelines of the Conduct and Integrity Committee, of Vale's Human Resources area and the applicable legislation.

5.2 Conflict of interest	5.2.1 The company's governance rules must ensure the separation and clear definition of duties, roles, and responsibilities associated with the mandates of all governance agents. The decision-making powers of each instance must also be defined, to minimize potential sources of conflicts of interest.	Yes

In accordance with Vale's Bylaws, the Board of Directors is responsible for establishing Executive Board levels.

In turn, it is up to the Executive Board, among other competencies: (i) to inform the Board of Directors of the limits of individual responsibility of Executive Officers, respecting the limits of the collective responsibility of the Executive Officers established by the Board of Directors, and (ii) to establish, based on the limits of responsibility established by the Board of Directors for the Executive Officers, the limits of responsibility along the hierarchical line of the administrative organization of Vale.

Vale's Bylaws also establishes that the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or managers, as well as on the adoption of measures deemed necessary in the event of such conflicts arise. In this sense, the Related-Party Transactions Policy ("Related-Party Transactions Policy") establishes guidelines and principles to ensure that such transactions are conducted within market parameters, ensuring the best practices of corporate governance, with due transparency, prioritizing the best interests of Vale, and avoiding abuses and misuse of company assets. The Related-Party Transactions Policy is under review.

The Company also has an Operational Excellence and Risk Committee for, among other responsibilities, monitoring the Vale Management System, known as Vale Production System (“VPS”), ensuring the standardization of processes, policies and best practices to enable continuously more productive, safe and environmentally responsible operations and guaranteeing the integrity of the Company's assets. Furthermore, it should be noted that the Company has an Audit Committee, installed in March 2020, which is responsible, among other responsibilities, for (a) assessing and monitoring, together with management and the internal audit area, the reasonableness and adequacy of transactions with related parties carried out by the Company, and, (b) monitoring, together with the Company's Management and the independent auditors, the cases of conflicts related to the financial statements or the application of generally accepted accounting principles.

It is also worth mentioning the Code of Conduct, which establishes the principles on Conflicts of Interest and the annual completion of the Conflict of Interest Form by the entire leadership. Any conflicts identified are eliminated or mitigated by the managers.

	5.2.2 The company's governance rules must be made public and determine that a person who is not independent in relation to the matter under discussion or deliberation in the management or supervisory bodies of the company must state, in a timely manner, his or her conflict of interest or private interest. If he/she does not do so, such rules must provide for another person to state the conflict if he/she is aware of it and that, as soon as the conflict of interest is identified regarding a specific subject, the person involved must stay away, even physically, from the discussions and resolutions. The rules must provide for such temporary removal to be recorded in the minutes.	Yes

Under Vale's Bylaws, the Board of Directors is responsible for authorizing the negotiation, execution or amendment of any type of contract or value between the Company and (i) its shareholders, directly or through interposed companies, (ii) companies that directly or indirectly participate in the capital of the controlling shareholder or are controlled, or are under common control, by entities that participate in the capital of the controlling shareholder, and/or (iii) companies in which the Company's controlling shareholder participates, and the Board of Directors may establish delegations, with levels and procedures, that meet the peculiarities and nature of the operations, without prejudice to keeping the said collegiate body duly informed on all the Company's transactions with related parties. The Board of Directors has delegated to the Executive Board the approval of certain transactions with related parties, observing certain criteria. In addition, it determines that the transactions with related parties must be carried out under commutative conditions, observing market conditions, it being understood that members with potentially conflicting interests must be excluded from participating in the decision-making process.

The Related-Party Transactions Policy, approved by the Board of Directors provides that both shareholders and representatives of Vale’s shareholders at the Shareholders’ Meetings, as well as managers at meetings of governance bodies shall immediately manifest their particular conflicting interest. If they do not, another person may manifest the conflict. As soon as the conflict of interest in relation to a specific subject is identified, the person in conflict shall withdraw, even physically, from the discussions, without neglecting his/her legal duties, and the manifestation of conflict of interest, abstention and temporary withdrawal shall be recorded in minutes. This precept is complied with by the Company as a routine practice, since all those potentially conflicted with the matter to be deliberated are absent from the meeting for the subject to be discussed and deliberated, and the manifestation of conflict of interest, abstention from voting and withdrawal are recorded in minutes.

The Related-Party Transactions Policy is under review by the Company's Management.

The current policy can be consulted on CVM website (www.cvm.gov.br) and the Company's website (www.vale.com), in the Investor Relations section

http://www.vale.com/brasil/en/investors/corporate-governance/policies/pages/default.aspx

	5.2.3 The company must have mechanisms to manage conflicts of interest on matters subject to voting at the shareholders' meeting, to receive and process allegations of conflicts of interest, and to cancel votes cast in conflict, even after the meeting.	Yes

As mentioned in item 5.2.2 above, the Company's Related-Party Transactions Policy establishes procedures for the case of conflicts of shareholder conflicts of interest.

The Company further clarifies that, in such conclaves, the legal provisions applicable to situations of conflict of interest are duly complied with, in particular, what is provided for in Article 115 of the Brazilian Business Corporation Act.

5.3 Related-party transactions	5.3.1 The bylaws must define which transactions with related parties must be approved by the board of directors, excluding possible members with potentially conflicting interests.	Yes

Under Vale's Bylaws, the Board of Directors is responsible for authorizing the negotiation, execution or amendment of any type of contract or value between the Company and (i) its shareholders, directly or through interposed companies, (ii) companies that directly or indirectly participate in the capital of the controlling shareholder or are controlled, or are under common control, by entities that participate in the capital of the controlling shareholder, and/or (iii) companies in which the Company's controlling shareholder participates, and the Board of Directors may establish delegations, with levels and procedures, that meet the peculiarities and nature of the operations, without prejudice to keeping the said collegiate body duly informed on all the Company's transactions with related parties. The Board of Directors has delegated to the Executive Board the approval of certain transactions with related parties, observing certain criteria. In addition, it determines that the transactions with related parties must be carried out under commutative conditions, observing market conditions, it being understood that members with potentially conflicting interests must be excluded from participating in the decision-making process.

	5.3.2 The board of directors shall approve and implement a related-party transactions policy, which includes, among other rules, the following: (i) the provision that, prior to the approval of specific transactions or guidelines for contracting transactions, the board of directors request the executive board market alternatives to the transaction with the related parties in question, adjusted by the risk factors involved; (ii) prohibition of forms of compensation of advisors, consultants or intermediaries that generate conflicts of interest with the company, the managers, the shareholders or classes of shareholders; (iii) prohibition of loans in favor of the controller and the managers; (iv) the hypothesis of transactions with related parties that shall be based on independent appraisal reports, prepared without the participation of any party involved in the operation in question, whether bank, lawyer, specialized consulting firm, among others, based on realistic assumptions and information endorsed by third parties; (v) that corporate restructurings involving related parties shall ensure equitable treatment for all shareholders.	No

Among the principles enshrined in the Policy, it is foreseen that Related-Party Transactions shall always be conducted under commutative conditions, observing market conditions, in line with current legislation and with best corporate governance practices, ensuring transparency and full respect for Vale's interests. The Board of Directors and the Board of Executive Directors, as the case may be, shall ensure that transactions with related parties are formalized in writing, under commutative conditions, observing market conditions, including with adequate compensation payment, if any. Furthermore, it determines that (a) any loans in favor of related parties are expressly prohibited, except in favor of Vale's subsidiaries or affiliates; and (b) transactions with related parties that do not comply with the conditions set forth in the Policy.

As to the rules set forth in this item 5.3.2, although not all of them are expressly provided for in the Policy, there is no limitation or prohibition to its adoption by the management, should it be necessary, since it is incumbent on them to make sure that the transactions with related parties have commutative conditions, in compliance with the market conditions, including with adequate compensation payment.

5.4 Securities trading policy	5.4.1 The company shall adopt, by resolution of the board of directors, a policy for trading securities issued by it, which, without prejudice to the compliance with the rules established by CVM regulations, establish controls enabling the monitoring of the trading performed, as well as investigation and punishment of those responsible in case of non-compliance with the policy.	Yes

On February 21st, 2020, the Board of Directors approved the unification and revision of the Company's Information Disclosure and Securities Trading Policies, replacing those in effect since August 29, 2016 and March 29, 2018, respectively. With respect to Securities Trading, the Policy aims to contribute to the orderly trading of securities issued by Vale, or referenced to them, removing any presumption of improper use of information relating to a relevant act or fact about Vale ("Insider Information") and also aims to contribute to compliance with the laws and rules of the United States of America, where Vale shares are traded on the stock exchange in the form of ADRs, which prohibit the practice of insider trading/dealing (use for one's own benefit of privileged information), including the practice of tipping (providing privileged information for third parties to benefit from).

The controlling shareholders, members of the Board of Directors, of its Board Committees, as a collegiate bodies, of the Executive Board and the Fiscal Council of Vale shall communicate, in writing, to the Executive Officer of Investor Relations and, by him, to the CVM and to the stock exchanges where the shares of Vale are admitted to trading, a declaration of shareholding interest, which shall be made on the first business day after his investiture in office and within five days after the completion of each deal.

The Investor Relations area sends, in due course, to the representatives of the controlling shareholders, administrators, members of the Fiscal Council and all employees of Vale, a notice about the period of sealing to negotiations, informing their beginning and end.

As of 2020, the Company also intensified the control and monitoring mechanisms related to Securities Trading:

(i)          The Investor Relations area carries out monthly monitoring of the trading of Vale's share trading in B3 (VALE3), through the bookkeeping bank system;

(ii)          In addition, the Investor Relations area started to request, on a monthly basis, the self-declaration on negotiations by the administrators and members of advisory bodies, taking into account that the negotiation of other securities issued by Vale, such as American Depositary Receipts ("ADRs"), do not have the system of the bookkeeping bank for monthly information for monitoring;

(iii)         In addition to signing the term of adhesion to the Policy, in the process of admission of new employees, in order to attest the science, since the admission, about the provisions contained therein, we have included in the integration of new employees a brief presentation with explanations on the importance of knowledge and respect for all guidelines for negotiation of Vale's securities.

Any violation of the provisions of the Company's Policy for Disclosure of Relevant Act or Fact and Trading of Securities Policy (“Disclosure and Trading Policy”) shall be considered a violation of Vale's Code of Conduct and shall be subject to its procedures and penalties, as well as to the penalties provided for by law or CVM rules, in addition to full compensation for losses caused to Vale and third parties.

Vale's Disclosure and Trading Policy can be consulted on the Company's website (www.vale.com), in the Investors section (http://www.vale.com/brasil/en/investors/corporate-governance/policies/pages/default.aspx) and on the CVM website (www.cvm.gov.br).

5.5 Contribution and donation policy	5.5.1 To ensure greater transparency regarding the use of company resources, a policy must be developed on its voluntary contributions, including those related to political activities, to be approved by the board of directors and implemented by the executive board, with clear and objective principles and rules.	Yes

The Socioenvironmental Investment Policy, which contains guidelines for contributions and donations, was approved on November 29th, 2018, as per the document available on the website:

http://www.vale.com/EN/suppliers/code_conduct/Documents/Socioenvironmental_Investments_Policy.PDF

In summary, the document establishes general guidelines for the planning and execution of Socioenvironmental Investments, as well as regulating concepts, principles and fences.

Additionally, in order to contribute to a good control environment, the Company has a Global Anti- Corruption Policy, which update was approved by Vale's Board of Directors on October 24th, 2019, being applicable to all employees (temporary or not) and managers of the Company and its subsidiaries, as well as to all suppliers acting on behalf of the Company and its subsidiaries or in their interest. The Company also has a Global Anti-Corruption Manual ("Manual"), which details the rules of such policy and, together with the policy, is widely disclosed internally.

This policy establishes the prohibition of some conducts, such as donation, contribution or equivalent, directly or indirectly, for candidates to public offices and/or political parties; and the Manual brings the procedures for preventing and denouncing acts of corruption, as well as contains guidelines to be observed regarding social and environmental investments. Among such guidelines, there is the obligation that all socio-environmental investments be previously submitted for analysis and approval by the Integrity Area.

Finally, under the terms of the Bylaws, it is prohibited for Vale and its subsidiaries in Brazil or abroad to make, directly or indirectly through third parties, any contribution to political movements, including those organized in parties, and to their representatives or candidates.

5.5.2 The policy shall provide for the Board of Directors to be the body responsible for approving all disbursements related to political activities.		Yes	Completion is not applicable under the terms of the Empresas.Net System.
5.5.3 The policy on voluntary contributions of state-controlled companies, or having repeated and relevant business relations with the state, shall prohibit contributions or donations to political parties or persons associated with them, even if permitted by law.		Yes	Completion is not applicable under the terms of the Empresas.Net System.

* * *

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: October 1, 2020	Head of Investor Relations